500 IDS CENTER 80 SOUTH EIGHTH STREET MINNEAPOLIS, MN 55402-3796 MAIN: 612.632.3000 FAX: 612.632.4444	MARK D. WILLIAMSON ATTORNEY DIRECT DIAL: 612.632.3379 DIRECT FAX: 612.632.4379 MARK.WILLIAMSON@GPMLAW.COM

September 23, 2013

VIA EDGAR

Ms. Kate Beukenkamp

Attorney-Advisor

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	National American University Holdings, Inc.

Preliminary Proxy Statement

Filed September 13, 2013

Dear Ms. Beukenkamp:

On behalf of our client, National American University Holdings, Inc., a Delaware corporation (the “Company”), we are electronically transmitting hereunder the Company’s response to the oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 20, 2013 with respect to the Company’s preliminary proxy statement that was filed with the Commission on September 13, 2013. For your convenience, we have repeated below the Staff’s comment in bold and have followed the comment with our response.

Provide disclosure regarding the general effect of proposals 3 and 4 (relating to the Company’s 2013 Restricted Stock Unit Plan and the Exchange Offer) on the rights of existing security holders of the Company.

The Company will include language substantially similar to the following under Proposal Number 3 of the Company’s definitive proxy statement, immediately before the subheading “Board Voting Recommendation.”

Effects of the Adoption of the 2013 Restricted Stock Unit Plan on our Current Stockholders

The adoption of the 2013 RSU Plan itself will not affect any of our currently outstanding shares of stock or change any of the rights of the existing holders of our common stock. The issuance of restricted stock units and performance awards under the 2013 RSU Plan will not immediately affect any of our existing shareholders’ percentage of equity ownership in the Company. If the restricted stock units or performance awards vest, however, shares of common stock may be

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issued and delivered to the holders of the awards resulting in dilution in ownership percentages of our existing stockholders. The recipient of a performance award or restricted stock unit has no rights as a stockholder with respect to the shares of common stock subject to the award until the performance conditions have been satisfied or the restrictions have lapsed or are waived. The maximum number of shares of common stock that may be issued under the 2013 RSU Plan is 750,000. This maximum number may be adjusted in the event of certain corporate changes that affect shares of common stock such that an adjustment is required to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2013 RSU Plan.

Plan Benefits

The table below shows the aggregate number of restricted stock units awarded to each named executive officer and each group specified below under the 2013 RSU Plan, subject to stockholders’ approval. Amounts shown reflect the maximum number of shares reserved for payment of restricted stock units, but the actual number of shares that ultimately may be received by officers or other employees depends on the achievement by NAUH of specified performance goals and other terms established by the compensation committee. The amounts and types of awards that will be granted in the future under the 2013 RSU Plan are not determinable because the compensation committee in its discretion will make such determinations.

Name and Position	Dollar Value ($)[1]		Number of Restricted Stock Units
Dr. Ronald Shape, Chief Executive Officer	374,200	[2]	99,000
Dr. Samuel Kerr, Chief Operating Officer	238,140	[2]	63,000
Michaelle Holland, President of Campus Operations	264,600	[2]	70,000
Executive Group (six persons, including the three above)	1,428,840	[2]	378,000
Non-Executive Director Group	0		0
Non-Executive Officer Employee Group (14 persons)	1,406,160	[3]	372,000

[1]	Based on May 31, 2013 closing price of $3.78 of the Company’s common stock on NASDAQ.
[2]	Granted in connection with the exchange offer referenced in Proposal Number 4. Amounts shown do not exclude the value of stock options cancelled as a result of the exchange offer. See “Accounting Treatment of New Equity Awards” under Proposal Number 4 on the accounting treatment of the exchange offer.
[3]	Granted not in connection with the exchange offer.

The Company will also include language substantially similar to the following under Proposal Number 4 of the Company’s definitive proxy statement, immediately before the subheading “Board Voting Recommendation.”

Effects of the Exchange Offer on our Current Stockholders

As a result of the acceptance by the eligible option holders of the exchange offer, the holders’ options to purchase 303,500 shares of common stock were canceled in exchange for 378,000 shares of restricted stock units under the 2013 RSU Plan. The exchange of the eligible stock options for new restricted stock units itself will not affect any of our currently outstanding shares of stock or change any of the rights of the existing holders of our common stock. If all of the newly issued restricted stock units vest, however, then up to 378,000 shares of common stock will be issued to the eligible option holders as the result of the exchange offer, thereby diluting the equity ownership of our existing stockholders.

If you have any questions regarding the Company’s response, please do not hesitate to contact me at 612-632-3379, or my colleague Inchan Hwang at 612-632-3310.

Very truly yours,

/s/ Mark D. Williamson
Mark D. Williamson

cc:	Dr. Ronald Shape, Chief Executive Officer

Ms. Venessa Green, Chief Financial Officer

Dr. Samuel Kerr, Chief Operating Officer

Inchan Hwang